SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Aris Water Solutions, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

04041L106

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 04041L106	Page 2 of 9

1	name of reporting person ConocoPhillips
2	check the appropriate box if a member of a group	(a) ☐ (b) ☒
3	sec use only
4	citizenship or place of organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	sole voting power 0
	6	shared voting power 12,873,151 (1)(2)
	7	sole dispositive power 0
	8	shared dispositive power 12,873,151 (1)(2)

9	aggregate amount beneficially owned by each reporting person 12,873,151 (1)(2)
10	check box if the aggregate amount in row (9) excludes certain shares ☐
11	percent of class represented by amount in row (9) 38.8% (3)
12	type of reporting person CO

(1)	Represents shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”) of Aris Water Solutions, Inc. (the “Issuer”) issuable to COG Operating LLC (“COG Operating”) upon the redemption of an equal number of units in Solaris Midstream Holdings, LLC (“Solaris LLC Units”) (together with a corresponding number of shares of Class B common stock, par value $0.01 per share (“Class B Common Stock”) of the Issuer). Subject to certain limitations and exceptions described in the Fourth Amended and Restated Limited Liability Company Agreement of Solaris Midstream Holdings, LLC (“Solaris LLC”), of which the Issuer is the manager member (the “Solaris LLC Agreement”), the Solaris LLC Units (together with a corresponding number of Class B Common Stock) are redeemable from time to time for shares of Class A Common Stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions).

(2)	12,873,151 shares of Class B Common Stock and 12,873,151 Solaris LLC Units are held of record by COG Operating. COG Operating is a wholly owned subsidiary of Concho Resources Inc. and Concho Resources Inc. is a wholly owned subsidiary of ConocoPhillips, and as such, the Reporting Person may be deemed to be a beneficial owner of all of the securities reported herein.

(3)	The percentage of class represented by the amount in row 9 is presented as a percentage of the outstanding shares of Class A Common Stock and is calculated pursuant to Rule 13d-3 of the Act using 20,297,500 shares of Class A Common Stock outstanding as of November 1, 2021 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021, plus 12,873,151 Solaris LLC Units that may be deemed to be beneficially owned by the Reporting Person which, together with an equal number of shares of Class B Common Stock, are redeemable from time to time on a one-for-one basis for shares of Class A Common Stock (subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions) and is calculated assuming no redemption of any other Solaris LLC Units (or corresponding number of shares of Class B Common Stock).

Schedule 13G

CUSIP No. 04041L106	Page 3 of 9

1	name of reporting person Concho Resources Inc.
2	check the appropriate box if a member of a group	(a) ☐ (b) ☒
3	sec use only
4	citizenship or place of organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	sole voting power 0
	6	shared voting power 12,873,151 (1)(2)
	7	sole dispositive power 0
	8	shared dispositive power 12,873,151 (1)(2)

9	aggregate amount beneficially owned by each reporting person 12,873,151 (1)(2)
10	check box if the aggregate amount in row (9) excludes certain shares ☐
11	percent of class represented by amount in row (9) 38.8% (3)
12	type of reporting person CO

(1)	Represents shares of Class A Common Stock issuable to COG Operating upon the redemption of an equal number of Solaris LLC Units (together with a corresponding number of shares of Class B Common Stock). Subject to certain limitations and exceptions described in the Solaris LLC Agreement, of which the Issuer is the manager member, the Solaris LLC Units (together with a corresponding number of Class B Common Stock) are redeemable from time to time for shares of Class A Common Stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions).

(2)	12,873,151 shares of Class B Common Stock and 12,873,151 Solaris LLC Units are held of record by COG Operating. COG Operating is a wholly owned subsidiary of Concho Resources Inc. and Concho Resources Inc. is a wholly owned subsidiary of ConocoPhillips, and as such, the Reporting Person may be deemed to be a beneficial owner of all of the securities reported herein.

(3)	The percentage of class represented by the amount in row 9 is presented as a percentage of the outstanding shares of Class A Common Stock and is calculated pursuant to Rule 13d-3 of the Act using 20,297,500 shares of the Class A Common Stock outstanding as of November 1, 2021 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021, plus 12,873,151 Solaris LLC Units that may be deemed to be beneficially owned by the Reporting Person which, together with an equal number of shares of Class B Common Stock, are redeemable from time to time on a one-for-one basis for shares of Class A Common Stock (subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions) and is calculated assuming no redemption of any other Solaris LLC Units (or corresponding number of shares of Class B Common Stock).

Schedule 13G

CUSIP No. 04041L106	Page 4 of 9

1	name of reporting person COG Operating LLC
2	check the appropriate box if a member of a group	(a) ☐ (b) ☒
3	sec use only
4	citizenship or place of organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	sole voting power 0
	6	shared voting power 12,873,151 (1)(2)
	7	sole dispositive power 0
	8	shared dispositive power 12,873,151 (1)(2)

9	aggregate amount beneficially owned by each reporting person 12,873,151 (1)(2)
10	check box if the aggregate amount in row (9) excludes certain shares ☐
11	percent of class represented by amount in row (9) 38.8% (3)
12	type of reporting person OO

(1)	Represents shares of Class A Common Stock issuable to COG Operating upon the redemption of an equal number of Solaris LLC Units (together with a corresponding number of shares of Class B Common Stock). Subject to certain limitations and exceptions described in the Solaris LLC Agreement, of which the Issuer is the manager member, the Solaris LLC Units (together with a corresponding number of Class B Common Stock) are redeemable from time to time for shares of Class A Common Stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions).

(2)	12,873,151 shares of Class B Common Stock and 12,873,151 Solaris LLC Units are held of record by COG Operating. COG Operating is a wholly owned subsidiary of Concho Resources Inc. and Concho Resources Inc. is a wholly owned subsidiary of ConocoPhillips.

(3)	The percentage of class represented by the amount in row 9 is presented as a percentage of the outstanding shares of Class A Common Stock and is calculated pursuant to Rule 13d-3 of the Act using 20,297,500 shares of Class A Common Stock outstanding as of November 1, 2021 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021, plus 12,873,151 Solaris LLC Units beneficially owned by the Reporting Person that, together with an equal number of shares of the Class B Common Stock, are redeemable from time to time on a one-for-one basis for shares of Class A Common Stock (subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions) and is calculated assuming no redemption of any other Solaris LLC Units (or corresponding number of shares of Class B Common Stock).

Schedule 13G

CUSIP No. 04041L106	Page 5 of 9

Item 1(a).	Name of Issuer

Aris Water Solutions, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

9811 Katy Freeway, Suite 700, Houston, Texas 77024

Item 2(a).	Name of Person Filing

This Schedule 13G is being filed jointly by each of the following Reporting Persons:

(i)	ConocoPhillips, a Delaware corporation (“ConocoPhillips”);

(ii)	Concho Resources, Inc., a Delaware corporation (“Concho Resources”); and

(iii)	COG Operating LLC, a Delaware limited liability company (“COG Operating”).

ConocoPhillips, Concho Resources and COG Operating are referred to collectively as the “Reporting Persons”.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 99.1.

Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the principal business and principal office of ConocoPhillips is 925 N. Eldridge Parkway, Houston, Texas 77079. The address of the principal business and principal office of COG Operating and Concho Resources is One Concho Center, 600 W. Illinois Avenue, Midland, Texas 79701.

Item 2(c).	Citizenship

ConocoPhillips is a Delaware corporation.

Concho Resources is a Delaware corporation.

COG Operating is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities

Class A Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number

04041L106

Schedule 13G

CUSIP No. 04041L106	Page 6 of 9

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership

(a)	– (c)

The responses of the Reporting Persons in Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages to this Schedule 13G are incorporated herein by reference.

Pursuant to Rule 13d-4 of the Act, unless otherwise noted herein, neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Class A Common Stock or other securities referred to herein for the purposes of Section 13(d) and 13(g) of the Act and the rules thereunder, or for any other purpose, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person other than the holders of record of the securities.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Item 2(a).

Schedule 13G

CUSIP No. 04041L106	Page 7 of 9

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable. This Statement on Schedule 13G is not filed pursuant to Rule 13(d)-1(b) or Rule 13d-1(c).

Schedule 13G

CUSIP No. 04041L106	Page 8 of 9

Signature

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct. We also agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: February 4, 2022

ConocoPhillips

By:	/s/ Andrew M. O’Brien
	Name:	Andrew M. O’Brien
	Title:	Vice President and Treasurer

Concho Resources Inc.

By:	/s/ Andrew M. O’Brien
	Name:	Andrew M. O’Brien
	Title:	Vice President and Treasurer

COG Operating LLC

By:	/s/ Andrew M. O’Brien
	Name:	Andrew M. O’Brien
	Title:	Vice President and Treasurer

Schedule 13G

CUSIP No. 04041L106	Page 9 of 9

Exhibit	Name
99.1	Joint Filing Agreement among the Reporting Persons, dated as of February 4, 2022